Exhibit (a)(1)(G)

This Supplement No. 1 (this “Supplement”) supplements and amends the information previously provided in the Offer to Exchange, dated January 26, 2022 (the “Original Offer to Exchange” and, together with the Supplement, the “Offer to Exchange”) of Exela Technologies, Inc. (“we”, “us”, the “Company” or “Exela”). Except as amended and supplemented hereby, the information in the Original Offer to Exchange remains unchanged. To the extent there are any conflicts between the information in this Supplement and the information in the Original Offer to Exchange, the information in this Supplement hereby replaces and supersedes such information. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Offer to Exchange. References to the Offer in Original Offer to Exchange (the “Original Offer”), as supplemented by this Supplement, shall refer to the Offer as amended by this Supplement (as so amended, the “Offer”).

Supplement No. 1 to the Offer to Exchange

EXELA TECHNOLOGIES, INC.

Exela Technologies, Inc. is increasing the price it is offering for its Common Stock in the previously distributed Offer to Exchange from $1.00 to $1.25 per share. Thus, the maximum principal amount of New Notes that may be issued in exchange for 100,000,000 shares of Common Stock in the Offer is $125,000,000. As New Notes will only be issued in increments of $25.00, Common Stock may only be tendered in increments of 20 shares, thus:

For Each	Shareholders will receive
20 shares of Common Stock tendered	$25.00 principal amount of New Notes (an effective price of $1.25 per share)

The $1.25 principal amount of New Notes represents a premium of 127% over the last reported sales price of our Common Stock on the Nasdaq Capital Market of $0.55 per share on January 25, 2022, the day prior to the commencement of the Original Offer.

Any stockholder desiring to tender shares of Common Stock in the Offer must follow the instructions set forth in the Original Offer to Exchange under “The Offer - Procedures for tendering shares of Common Stock in the Offer”, except that shares of Common Stock may now only be tendered in 20 share increments.

All tenders of shares of Common Stock must be made before the Offer expires at 11:59 p.m., New York City time, on February 24, 2022 (unless the Offer is extended).

The Offer to Exchange and the Letter of Transmittal contain important information which should be read carefully and in its entirety before any decision is made with respect to the Offer.

To request additional copies of the Offer Documents or for any requests for assistance, please contact the Information Agent at (toll-free) (888) 644-6071 or (collect) (212) 269-5550 or email: exela@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

February 7, 2022

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OF COMMON STOCK IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO EXCHANGE OR IN THE RELATED LETTER OF TRANSMITTAL. YOU SHOULD NOT RELY ON ANY RECOMMENDATION, OR ANY SUCH REPRESENTATION OR INFORMATION, AS HAVING BEEN AUTHORIZED BY US, ANY MEMBER OF OUR BOARD OF DIRECTORS, THE EXCHANGE AGENT OR THE INFORMATION AGENT.

We are not making the Offer to, and will not accept any tendered shares of Common Stock from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction and will take such actions if required by applicable SEC rules and regulations. The delivery of this Offer to Exchange shall not under any circumstances create any implication that the information contained herein, or incorporated herein by reference, is correct as of any time subsequent to the date hereof or, in the case of information incorporated herein by reference, subsequent to the date thereof, or that there has been no change in the information set forth herein, or incorporated herein by reference, since the date hereof, or in the case of information incorporated herein by reference, since the date thereof.

The Original Offer to Purchase is hereby amended and supplemented as follows:

1.	All references to “25 shares” and “25 share increments” in the Original Offer to Exchange are deleted and replaced with “20 shares” and “20 share increments”, respectively.

2.	All references to “(equivalent to $1.00 per share)” in the Original Offer to Exchange are deleted and replaced with “(equivalent to $1.25 per share)”.

3.	All references to “$1.00 principal amount” in the Original Offer to Exchange are deleted and replaced with “$1.25 principal amount”. Similarly all references to $100,000,000 principal amount of New Notes are deleted and replaced with references to $125,000,000 principal amount of New Notes.

4.	Additional Amendments are on the following pages.

SUMMARY OF THE OFFER

In addition to the other amendments and modifications contained herein, the Summary of the Offer is amended as follows:

•	How do I tender if I hold shares outside of the US?

For detailed questions on how to tender, please speak with your broker or the Information Agent listed on both the first and last page of this Supplement. If you are a non-U.S. holder, you will be obligated to arrange for payment of the withholding tax arising from the exchange of Common Stock for New Notes.

•	Can you provide an example on what happens if I own 1,000 shares?

You can either:

1.	Tender any amount of your 1,000 shares, as long as it is in 20 share increments, at a price of $1.25 principal amount of New Notes per share regardless of the share price when you tender. If the tender is oversubscribed, then the New Notes will be allocated among the tendering stockholders on a pro rata basis. For example, if 200,000,000 shares are tendered, 500 of your shares would be exchanged into $625 principal amount of New Notes and you would keep the remaining 500 common shares. If 100,000,000 shares or less are tendered then whatever amount of stock you tender, the full amount would convert into New Notes.

2.	Do nothing and keep the 1,000 shares you currently own.

If you choose option 1, you will receive New Notes that carry a 6% annual coupon, paid quarterly. You can choose to hold the New Notes until maturity in March 2029 at which point you will receive 100% of the principal. You also have the ability to sell New Notes at any time you would like.

•	Is this exchange offer available for retail and institutional investors?

Yes, any type of investor can participate.

•	How quickly will the shares be retired once the exchange offer is complete?

We expect to immediately cancel the shares upon closing of the Offer.

•	What are the interests of our directors, executive officers and affiliates in the Offer?

None of the Company or, to the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock” in the Original Offer to Exchange. The Company understands that certain directors and executive officers who own shares of Common Stock are considering whether or not to tender such shares in the Offer. Thus, it is possible that one or more of our directors or executive officers that own shares of Common Stock may elect to tender some or all of their shares of Common Stock in the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock” in the Original Offer to Exchange. The Board of Directors has taken steps to exempt any tender of shares by directors or officers of the Company from the short swing profit liability rules of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Prorating

The “The Offer – Prorating” ” section is deleted in its entirety and replaced with:

The maximum number of shares of Common Stock that may be converted into New Notes is 100,000,000. The Company is purchasing shares of Common Stock in 20 share increments and is paying $1.25 principal amount of New Notes for each share, thus for each increment of 20 shares, a shareholder will receive $25.00 of New Notes.

If the number of shares of Common Stock designated by all tendering holders of shares of Common Stock making valid tender exceeds 100,000,000, then the shares of Common Stock will be converted into New Notes subject to prorating as follows:

•	The number of increments of 20 shares of Common Stock to be converted into New Notes will be determined by multiplying the “Proration Factor” by the total number of increments of 20 shares of Common Stock validly tendered with the result rounded to the nearest whole number; provided that amounts less than one will be rounded up to one.

•	The “Proration Factor” is determined by dividing 100,000,000 by product of the total number of increments of 20 shares of Common Stock validly tendered and not withdrawn by holders of shares of Common Stock and 20.

In the event that a Non-U.S. Holder fails to transfer to the Company funds sufficient to satisfy applicable U.S. withholding taxes payable in connection with the redemption of such Non-U.S. Holder’s shares of Common Stock, such Non-U.S. Holder will not have his or her shares of Common Stock accepted for exchange pursuant to the Offer and the Company may choose to have the Proration Factor remain the same without giving effect to such failure of acceptance. See “The Offer — Procedures for tendering shares of Common Stock in the Offer”.”

Summary Unaudited Pro Forma Financial Information

The “Summary Unaudited Pro Forma Financial Information” section is deleted in its entirety and replaced with:

The following unaudited pro forma financial information has been derived from, and should be read in conjunction with, our historical consolidated financial statements incorporated by reference in this Offer to Exchange. The unaudited pro forma financial information set forth below gives effect to the financial impact of the settlement of the Offer as if it had occurred (i) on September 30, 2021 for the purposes of the unaudited pro forma balance sheet as of September 30, 2021 and the book value per share calculation as of such date, and (ii) on January 1, 2020 for the purposes of the unaudited pro forma statement of comprehensive income and earnings per share for the fiscal year ended December 31, 2020 and for the nine-month period ended September 30, 2021. The adjustments for the Offer on the unaudited pro forma financial information set forth below assume that an aggregate of 100,000,000 shares of Common Stock are tendered in the Offer in exchange for $125,000,000 principal amount of New Notes pursuant to the terms of the Offer. The pro forma financial information set forth below does not give effect to any other changes to the accounts of Exela since September 30, 2021 and only gives effect to the financial impact of the settlement of the Offer. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial position or results that would have been realized had the Offer been completed as of the dates indicated. The unaudited pro-forma financial statements are for informational purposes only and are not indications of future performance.

	As of September 30, 2021
Balance Sheet	Actual	Adjustment	As Adjusted
Cash and cash equivalents	146,175	-	146,175
Accounts receivable, net of allowance for doubtful accounts	187,819	-	187,819
Total assets	1,180,948	-	1,180,948
Long-term debt, net of current maturities	1,326,579	125,000	1,451,579
Total liabilities	1,913,783	125,000	2,038,783
Total stockholders’ (deficit) equity	(832,835)	(125,000)	(957,835)

	For the nine months ended September 30, 2021
Statement of Comprehensive Income and EPS	Actual	Adjustment	As Adjusted
Net loss	(89,677)	(5,625)	(95,302	)(2)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,285	-	1,285
Unrealized pension actuarial gains (losses), net of tax	205	-	205
Total other comprehensive loss, net of tax	(88,187)	(5,625)	(93,812)

Loss per share:
Basic	(0.82)	nm (1)	nm	(1)
Diluted	(0.82)	nm (1)	nm	(1)

	For the twelve months ended December 31, 2020
Statement of Comprehensive Income and EPS	Actual	Adjustment	As Adjusted
Net loss	(178,530)	(7,500)	(186,030)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(90)	-	(90)
Unrealized pension actuarial gains (losses), net of tax	(9,005)	-	(9,005)
Total other comprehensive loss, net of tax	(187,625)	(7,500)	(195,125)

Loss per share:
Basic	(3.66)	nm (1)	nm	(1)
Diluted	(3.66)	nm (1)	nm	(1)

	As of September 30, 2021
Book value per share calculation	Actual	Adjustment	As Adjusted
Shares outstanding at 9/30	166,196,745	(100,000,000)	66,196,745
Total stockholders’ (deficit) equity	(832,835,000)	(125,000,000)	(957,835,000)
Book value per share	(5.01)		(14.47)

Footnotes:
(1)	The Company's share count did not exceed 100,000,000 shares for it to illustrate the impact of the Offering on basic and diluted loss per share.
(2)	The Company did not quantify the impact of the original issuance discount as traded price of the bonds is unknown at the time of this Offering.

The Exchange Agent for the Offer is

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Hand or Overnight Delivery:
Continental Stock Transfer & Trust Company
1 State Street - 30th Floor
Attn: Reorg
New York, New York 10004

Questions and requests for assistance or for additional copies of the Offer Documents may be directed to the
Information Agent at its respective telephone numbers and mailing addresses set forth below.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers, Call Collect:
(212) 269-5550
All Others, Call Toll-Free:
(888) 644-6071
Email: exela@dfking.com